AMENDMENT NO.4 TO THE AMENDED AND RESTATED DISTRIBUTION AGREEMENT

THIS AMENDMENT NO.4 TO THE AMENDED AND RESTATED DISTRIBUTION AGREEMENT (this "Amendment"), effective as of November 11, 2013, between Exchange Traded Concepts Trust (formerly FaithShares Trust and Veritas Funds, Inc.) (the "Trust"), a Delaware  statutory  trust and SEI Investments Distribution Co. (the "Distributor"), a Pennsylvania  corporation.

WHEREAS, the Trust and the Distributor entered into an Amended and Restated Distribution  Agreement (the "Agreement"), dated as of November 10, 2011, as amended, pursuant to which, among other things, the Distributor  agreed to provide certain services on behalf of the Trust; and

WHEREAS, the parties hereto desire to amend the Agreement on the terms provided herein.

NOW, THEREFORE, the parties hereto, intending to be legally bound, agree as follows:

1.	Article 6. The first paragraph of Article 6 of the Agreement is hereby deleted in its entirety and replaced with the following:

The Trust agrees to indemnify, defend and hold harmless the Distributor and each of its directors and officers and each person, if any, who controls the Distributor within the meaning of Section 15 of the 1933 Act against any loss, liability,claim, damages or expense (including the reasonable cost of investigating or defending any alleged loss, liability, claim, damages, or expense and reasonable counsel fees and disbursements incurred in connection therewith), (i) arising by reason of any person acquiring any Shares or Creation Units, based upon the ground that the registration statement, prospectus., shareholder reports or other information filed or made public by the Trust (as from time to time amended) included an untrue statement of a material fact or omitted to state a material fact required to be stated or necessary in order to make the statements made not misleading (ii) any claims of infringement or misappropriation of the intellectual property rights of a third party against the Distributor arising out of or based on the use by the Distributor of any intellectual property of such third party, including, without limitation, indexes, rebalancing formulas, strategies or trademarks that serve as the basis for the Funds or are used by the Funds (the "Intellectual Property") in connection with its duties as Distributor pursuant to this Agreement, regardless of whether such third party's rights or claims of rights to such Intellectual Property were disclosed to Distributor and (iii) any breach of any representation, warranty or covenant made by the Trust in this Agreement. However, the Trust does not agree to Indemnify the Distributor or hold it harmless to the extent that the statements or omission was made in reliance upon, and in conformity with, information furnished to the Trust by or on behalf of the Distributor.

2.	Ratification of Agreement. Except as expressly amended and provided herein, all of the terms, conditions and provisions of the Agreement shall continue in full force and effect.

3.
Counterparts. This Amendment may be executed in two or more counterparts,  all of which shall constitute one and the same instrument   Each such counterpart shall be deemed an original, and it shall not be necessary  in making proof of this Amendment to produce  or account for more than one such counterpart.  This Amendment shall be deemed executed by each party when any one or more counterparts hereof or thereof, individually or taken together, bears the original, facsimile or scanned signatures of each of the parties

[Signature Page Follows]

IN WITNESS WHEREOF this Amendment has been entered into as of the day and year first above written.

EXCHANGE TRADED CONCEPTS TRUST		SEI INVESTMENTS DISTRIBUTION CO.

By:	/s/ J. Garret Stevens	By:	/s/ Maxine Chou
Name:	J. Garret Stevens	Name:	Maxine Chou
Title:	President	Title:	CFO & COO

2